June 28, 2011

VIA EDGAR

U.S. Securities and Exchange Commission (the “Commission”)
Division of Corporation Finance (the “Staff”)
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Jay Mumford

Re:	Camtek Ltd. (the “Company”)
Registration Statement on Form F-3
File No. 333-174169

Dear Sir or Madam:

The undersigned hereby respectfully requests that the effective date of the above-referenced Registration Statement of the Company be accelerated so that it will become effective on June 29, 2011 at 4:00 p.m. (New York City time), or as soon thereafter as is practicable.

In connection with this acceleration request, the Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert the Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Lily Lee of Kramer Levin Naftalis & Frankel LLP, outside counsel to the Company, at (212) 715-9461 upon the Registration Statement’s becoming effective.

Sincerely,

By:	/s/ ROY PORAT
Name: Roy Porat
Title: Chief Executive Officer